UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TUNIU CORPORATION

(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value per share

(Title of Class of Securities)

89977P106

(CUSIP Number)

Sequoia Capital 2010 CV Holdco, Ltd.

Suite 2215

Two Pacific Place

88 Queensway

Hong Kong, PRC

Attention: Neil Nanpeng Shen

Telephone: (852) 2501 8989

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Craig Marcus

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7802

December 31, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 89977P106	Page 2 of 13

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital 2010 CV Holdco, Ltd. IRS Identification No. 98-0660286
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 17,656,697
	9.	Sole dispositive power 0
	10.	Shared dispositive power 17,656,697
11.	Aggregate amount beneficially owned by each reporting person 17,656,697
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 17.6%
14.	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 89977P106	Page 3 of 13

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Venture 2010 Fund, L.P. IRS Identification No. 98-0678098
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 17,656,697
	9.	Sole dispositive power 0
	10.	Shared dispositive power 17,656,697
11.	Aggregate amount beneficially owned by each reporting person 17,656,697
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 17.6%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 89977P106	Page 4 of 13

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Venture 2010 Partners Fund, L.P. IRS Identification No. 98-0705138
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 17,656,697
	9.	Sole dispositive power 0
	10.	Shared dispositive power 17,656,697
11.	Aggregate amount beneficially owned by each reporting person 17,656,697
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 17.6%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 89977P106	Page 5 of 13

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Venture 2010 Principals Fund, L.P. IRS Identification No. 98-0705154
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 17,656,697
	9.	Sole dispositive power 0
	10.	Shared dispositive power 17,656,697
11.	Aggregate amount beneficially owned by each reporting person 17,656,697
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 17.6%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 89977P106	Page 6 of 13

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) SC China Venture 2010 Management, L.P. IRS Identification No. 98-0678096
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 17,656,697
	9.	Sole dispositive power 0
	10.	Shared dispositive power 17,656,697
11.	Aggregate amount beneficially owned by each reporting person 17,656,697
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 17.6%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 89977P106	Page 7 of 13

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) SC China Holding Limited IRS Identification No. – N/A
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 17,656,697
	9.	Sole dispositive power 0
	10.	Shared dispositive power 17,656,697
11.	Aggregate amount beneficially owned by each reporting person 17,656,697
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 17.6%
14.	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 89977P106	Page 8 of 13

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) SNP China Enterprises Limited IRS Identification No. – N/A
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 17,656,697
	9.	Sole dispositive power 0
	10.	Shared dispositive power 17,656,697
11.	Aggregate amount beneficially owned by each reporting person 17,656,697
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 17.6%
14.	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 89977P106	Page 9 of 13

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Neil Nanpeng Shen
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Hong Kong SAR
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 17,656,697
	9.	Sole dispositive power 0
	10.	Shared dispositive power 17,656,697
11.	Aggregate amount beneficially owned by each reporting person 17,656,697
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 17.6%
14.	Type of reporting person (see instructions) IN

Except as set forth in this Amendment No.1 (this “Amendment”), the initial Schedule 13D that was filed on May 19, 2014 remains in effect, and capitalized terms used herein but not defined herein have such respective meanings, as defined in such previous Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits attached hereto and to the initial Schedule 13D filing is expressly incorporated herein by reference and the response to each Item of this Statement is qualified in its entirety by the provisions of such Exhibits.

This Amendment is being filed solely as a result of the impact of changes in the number of outstanding shares of the Company’s Class A Shares. The Reporting Persons have not engaged in any transactions in the Company’s Class A Shares beyond those previously reported by the Reporting Persons.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Paragraphs (a) and (b) of Item 5 are hereby amended and restated in their entirety as follows:

(a) The aggregate number of Class A Shares and the percentage of total outstanding Class A Shares beneficially owned by the Reporting Persons is set forth below. References to percentage ownerships of Class A Shares in this Statement are based upon the 86,124,607 Class A Shares stated to be outstanding as of December 31, 2014 in the Statements on Schedule 13D filed with respect to the Company’s Class A Shares on January 9, 2015. The Reporting Persons may be deemed to beneficially own an aggregate of 17,656,697 Class A Shares (consisting entirely of (i) 14,323,364 Class A Shares that can be acquired upon the conversion of outstanding Class B Shares, and (ii) 3,333,333 Class A Shares in the form of 1,111,111 ADSs), which constitutes approximately 17.6% of the Company’s Class A Shares, calculated in accordance with Rule 13d-3 under the Act. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

SC CV HOLD beneficially owns 17,656,697 Class A Shares (consisting entirely of (i) 14,323,364 Class A Shares that can be acquired upon the conversion of outstanding Class B Shares, and (ii) 3,333,333 Class A Shares in the form of 1,111,111 ADSs), which represents approximately 17.6% of the outstanding Class A Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC Venture, as a parent company of SC CV HOLD, may be deemed to beneficially own 17,656,697 Class A Shares (consisting entirely of (i) 14,323,364 Class A Shares that can be acquired upon the conversion of outstanding Class B Shares, and (ii) 3,333,333 Class A Shares in the form of 1,111,111 ADSs), which represents approximately 17.6% of the outstanding Class A Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC Venture PF, as a parent company of SC CV HOLD, may be deemed to beneficially own 17,656,697 Class A Shares (consisting entirely of (i) 14,323,364 Class A Shares that can be acquired upon the conversion of outstanding Class B Shares, and (ii) 3,333,333 Class A Shares in the form of 1,111,111 ADSs), which represents approximately 17.6% of the outstanding Class A Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC Venture PTRS, as a parent company of SC Holdco, may be deemed to beneficially own 17,656,697 Class A Shares (consisting entirely of (i) 14,323,364 Class A Shares that can be acquired upon the conversion of outstanding Class B Shares, and (ii) 3,333,333 Class A Shares in the form of 1,111,111 ADSs), which represents approximately 17.6% of the outstanding Class A Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC MGMT, as the general partner of each of SCC Venture, SCC Venture PF and SCC Venture PTRS, may be deemed to beneficially own an aggregate of 17,656,697 Class A Shares (consisting entirely of (i) 14,323,364 Class A Shares that can be acquired upon the conversion of outstanding Class B Shares, and (ii) 3,333,333 Class A Shares in the form of 1,111,111 ADSs), which represents approximately 17.6% of the outstanding Class A Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC HOLD, as the general partner of SCC MGMT, may be deemed to beneficially own an aggregate of 17,656,697 Class A Shares (consisting entirely of (i) 14,323,364 Class A Shares that can be acquired upon the conversion of outstanding Class B Shares, and (ii) 3,333,333 Class A Shares in the form of 1,111,111 ADSs), which represents approximately 17.6% of the outstanding Class A Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SNP, which is the parent company of SCC HOLD, may be deemed to beneficially own an aggregate of 17,656,697 Class A Shares (consisting entirely of (i) 14,323,364 Class A Shares that can be acquired upon the conversion of outstanding Class B Shares, and (ii) 3,333,333 Class A Shares in the form of 1,111,111 ADSs), which represents approximately 17.6% of the outstanding Class A Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

Neil Nanpeng Shen, who wholly owns and is the sole director of SNP, may be deemed to beneficially own an aggregate of 17,656,697 Class A Shares (consisting entirely of (i) 14,323,364 Class A Shares that can be acquired upon the conversion of outstanding Class B Shares, and (ii) 3,333,333 Class A Shares in the form of 1,111,111 ADSs), which represents approximately 17.6% of the outstanding Class A Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Rule 13(d)(3) of the Act. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other member of the group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The number of Class A Shares as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof. The information set forth in Item 2 is hereby incorporated by reference into this Item 5(b).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: January 12, 2015

SEQUOIA CAPITAL 2010 CV HOLDCO, LTD.

/s/ Kok Wai Ye
Name:	Kok Wai Ye
Title:	Authorized Signatory

SEQUOIA CAPITAL CHINA VENTURE 2010 FUND, L.P.
SEQUOIA CAPITAL CHINA VENTURE 2010 PARTNERS FUND, L.P.
SEQUOIA CAPITAL CHINA VENTURE 2010 PRINCIPALS FUND, L.P.

By: SC China Venture 2010 Management, L.P. A Cayman Islands exempted limited partnership, General Partner of Each

By: SC China Holding Limited A Cayman Islands limited liability company Its General Partner

/s/ Kok Wai Ye
Name:	Kok Wai Ye
Title:	Authorized Signatory

SC CHINA VENTURE 2010 MANAGEMENT, L.P.

By: SC China Holding Limited A Cayman Islands limited liability company Its General Partner

/s/ Kok Wai Ye
Name:	Kok Wai Ye
Title:	Authorized Signatory

SC CHINA HOLDING LIMITED

/s/ Kok Wai Ye
Name:	Kok Wai Ye
Title:	Authorized Signatory

SNP CHINA ENTERPRISES LIMITED

/s/ Neil Nanpeng Shen
Name:	Neil Nanpeng Shen
Title:	Authorized Signatory

NEIL NANPENG SHEN

/s/ Neil Nanpeng Shen
Name:	Neil Nanpeng Shen